June 18, 2014

Via EDGAR and Courier

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	iRadimed Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 2, 2014
CIK No. 00013525618

Dear Ms. Ravitz:

On behalf of iRadimed Corporation, a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated June 16, 2014.  The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

Enclosed are two courtesy copies of the Registration Statement on Form S-1 filed on the date hereof, in a clean and blacklined version showing changes that were made from the Registration Statement on Form S-1 that was submitted to the Commission confidentially on June 2, 2014.

Prospectus Summary, page 1

1.                                      Comment:  We note your response to prior comment 1. Please clarify where you have revised the disclosure to state that your pump systems require the use of your proprietary disposable IV sets. If necessary, please revise accordingly.

Response:  We respectfully note your comment and have revised the disclosures to clarify that our pump systems require the use of our proprietary disposable IV sets.  Our revised disclosure, located on page 1, reads as follows: “We generate revenue from the one-time sale of pumps and accessories, ongoing service contracts and the sale of our proprietary disposable IV tubing sets, which are required to be used by our pump systems during each patient infusion.”

2.                                      Comment:  We note your revisions in response to prior comment 2 and that you have set forth intended uses for your proceeds. Here and in your disclosure on page 32, please revise to quantify the approximate amount intended to be used for each purpose, per Item 504 of Regulation S-K. Further, with respect to the funds to be used toward research and development of product candidates, please also disclose the amount and sources of additional funds that may be needed to bring the product candidates to market. Refer to Instruction 3 to Item 504.

Response:  We respectfully note your comment and have revised the disclosures under “Use of Proceeds” on page 32 to reflect the approximate amounts to be used for each purpose. We respectfully note your comment regarding the funds to be used for research and development and respectfully advise the staff that we do not anticipate that material amounts of other funds will be necessary to bring our product candidates to market, and thus no such other funds will be needed.

3.                                      Comment:  We note your response to prior comment 10. Please file as an exhibit to your filed registration statement the agreement pursuant to which your CEO assigned to you the intellectual property discussed in this section, or tell us why you do not believe the agreement is required to be filed.

Response:  We respectfully note your comment and have revised our exhibits and exhibit list to include the various patent assignments discussed in this section.  Please see Exhibit Nos. 10.12 through 10.18.

4.                                      Comment:  We note your response to prior comment 12. Please provide us with a more thorough explanation of why your current presentation complies with US GAAP and SEC rules and regulations, or revise the financial statements as appropriate.

Response:  We respectfully note your comment and have revised our presentation in this section, in our financial statements, and elsewhere in our registration statement to reflect the preferred stock issued and outstanding at the “as of” date of such information, without retroactively accounting for its automatic conversion to common stock upon completion of our offering.

Should you have any questions or require any additional information, please contact K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

K&L Gates LLP

/s/ Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Julie Sherman, Commission
Brian Soares, Commission
Roger Susi, Chief Executive Officer, Iradimed Corporation
Chris Scott, Chief Financial Officer, Iradimed Corporation
Leib Orlanski, K&L Gates LLP